

February 26, 2015

Via E-mail
Mr. Frank L. Jennings
Chief Financial Officer
Synergy Resources Corporation
20203 Highway 60
Platteville, CO 80651

Re: **Synergy Resources Corporation**
     Form 10-K for the Fiscal Year ended August 31, 2014
     Filed October 30, 2014
     File No. 001-35245

Dear Mr. Jennings:

We have limited our review of your filing to the financial statements and related
disclosures and have the following comments. In some of our comments, we may ask you to
provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested
information or advise us as soon as possible when you will respond. If you do not believe our
comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended August 31, 2014

Business, page 2

Oil and Gas Reserves, page 9

1. We note that you have several tabulations of "standardized oil and gas measurements" on
    page 11, followed by narratives addressing the changes in "future net cash flow" and
    "discounted future net cash flow" from proved reserves. However, the future net cash
    flows and discounted figures that you reference do not agree with the corresponding
    amounts on page F-32, possibly due to your recalculations excluding future income taxes.
    Please revise all amounts presented as "standardized oil and gas measurements" as
    necessary to reflect all components required under FASB ASC 932-235-50-31. If you
    disclose figures that exclude components that are required in the standardize measure of
    discounted future net cash flows, you should utilize labels and descriptions that clearly

distinguish your measures from the required measures and adhere to all other requirements set forth in Item 10(e) of Regulation S-K.

Management's Discussion and Analysis, page 35

Critical Accounting Policies, page 49

2.   We note that your disclosures under this heading concerned with oil and gas sales, oil and gas reserves, and oil and gas properties do not provide information incremental to the corresponding accounting policies on pages F-7, F-8 and F-9. On page 42 of your subsequent Form 10-Q, you also indicate there have been no changes to information about your critical accounting policies, although on pages 34 and 41 of this filing, you indicate that your financial condition and results of operations will be adversely affected by a decline in commodity prices and you identify several ways that your business may be impacted unfavorably.

The guidance in Item 303(a)(1) and (3)(ii) of Regulation S-K requires that you address the reasonably likely effects of trends and uncertainties that are relevant to an assessment of your financial condition and results of operations. The guidance in Instructions 2 and 3 to paragraph 303(a) clarifies the importance of this disclosure, particularly where reported financial information is not necessarily indicative of future operating results or future financial condition. The guidance in FRC §501.14 (Section V of SEC Release Nos. 33-8350; 34-48960; FR-72), indicates how disclosures of critical accounting estimates and assumptions may address these requirements.

Given that commodity prices are utilized in estimating the proved oil and gas reserves underlying your development plans and various measures required under the full cost method, such as ceiling tests, future development costs, and DD&A, it appears you should expand your disclosures of critical accounting policies to address the relationships between these items and the impact of reasonably possible changes in commodity prices and any related assumptions, on proved oil and gas reserves, development plans, and accounting measurements.

Form 10-Q for the Fiscal Quarter ended November 30, 2014

Controls and Procedures, page 44

3.   We note your disclosure stating "management, with the participation of our Co-Chief Executive Officers and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures…," also that you have filed certifications from only two of these officers. As it appears that more than two officers are involved in the evaluation, you should file certifications from all of them to comply with Items 601(b)(31) and (32) of Regulation S-K, consistent with the answer to

our Compliance and Disclosure Interpretation (C&DI) Question 161.07 (also read the answer to C&DI Question 161.08), located on our website at the following address.

http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 or me at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief